UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May 2018

Commission File Number: 001-34929

SodaStream International Ltd.
(Translation of registrant’s name into English)

Gilboa Street, Airport City

Ben Gurion Airport 7019900, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

EXPLANATORY NOTE

SodaStream International Ltd. (the “Company”) hereby announces that, in accordance with its practice to disclose open market purchases of its ordinary shares by its Chief Executive Officer and Chief Financial Officer, on May 29, 2018 and May 30, 2018, Daniel Erdreich, the Chief Financial Officer of the Company, purchased an aggregate of 1,000 ordinary shares of the Company in open market transactions at an average price per share of $86.60.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SODASTREAM INTERNATIONAL LTD.

Date: May 31, 2018	By:	/s/ Dotan Bar-Natan
	Name:	Dotan Bar-Natan
	Title:	General Counsel